                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)


                         Meridian Industrial Trust, Inc.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   589 643 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Michael T. Bierman, Esq.
                           Fountain Place, 20th Floor
                               1445 Ross at Field
                              Dallas, Texas  75202
                                 (214) 978-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                               Page 1 of 12 Pages
                       Exhibit Index located on page 11.

  CUSIP NO. 589 643 105                               Page   2   of   12   Pages
            -------------                                  -----    ------




  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Hunt Realty Acquisitions, L.P.             (See Item 2)

  2
        Check the Appropriate Box if a Member of a Group*(a)                [ ]
        (b)                                                                 [ ]
  3     SEC USE ONLY


  4     Source of Funds*
                       WC

  5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                  [ ]

  6     Citizenship or Place of Organization
                Delaware
                               7    Sole Voting Power
          Number of                                       0

            Shares
         Beneficially          8    Shared Voting Power

           Owned By                                       0

             Each
          Reporting            9    Sole Dispositive Power

            Person                                        0

             With              10   Shared Dispositive Power
                                                          0

  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                       0

  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*
                                                                            [ ]
  13    Percent of Class Represented by Amount in Row (11)
                       0 (See Item 5)

  14    Type of Reporting Person*
                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 589 643 105                               Page   3   of   12  Pages
            ------------                                    -----    -----




  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Hunt Acquisitions Partners, Ltd.

  2
        Check the Appropriate Box if a Member of a Group*(a)                [ ]
        (b)                                                                 [ ]
  3     SEC USE ONLY


  4     Source of Funds*
                       AF

  5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                  [ ]

  6     Citizenship or Place of Organization
                Texas
                               7    Sole Voting Power
          Number of                        0

            Shares
         Beneficially          8    Shared Voting Power

           Owned By                        1,027,581

             Each
          Reporting            9    Sole Dispositive Power

            Person                         0

             With              10   Shared Dispositive Power

                                           1,027,581

  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                       1,027,581

  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*
                                                                            [ ]
  13    Percent of Class Represented by Amount in Row (11)
                       7.56% (See Item 5)

  14    Type of Reporting Person*
                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.    589 643 105                             Page   4   of   12  Pages
            --------------                                  -----     -----




  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        RLH Investments, Inc.

  2
        Check the Appropriate Box if a Member of a Group*(a)                [ ]
        (b)                                                                 [ ]
  3     SEC USE ONLY


  4     Source of Funds*
                       AF

  5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                  [ ]

  6     Citizenship or Place of Organization
                Texas
                               7    Sole Voting Power
          Number of                                       0

            Shares
         Beneficially          8    Shared Voting Power

           Owned By                                       1,027,581

             Each
          Reporting            9    Sole Dispositive Power

            Person                                        0

             With              10   Shared Dispositive Power
                                                          1,027,581

  11    Aggregate Amount Beneficially Owned by Each Reporting Person

                       1,027,581

  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*
                                                                            [ ]
  13    Percent of Class Represented by Amount in Row (11)
                       7.56% (See Item 5)

  14    Type of Reporting Person*
                       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 589 643 105                                Page   5   of   12  Pages
            ------------                                     -----    -----




  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Ray L. Hunt

  2
        Check the Appropriate Box if a Member of a Group*(a)                [ ]
        (b)                                                                 [ ]
  3     SEC USE ONLY


  4     Source of Funds*
                       AF

  5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                  [ ]

  6     Citizenship or Place of Organization
                U.S.A.
                               7    Sole Voting Power
          Number of                                       0

            Shares
         Beneficially          8    Shared Voting Power

           Owned By                                       1,027,581

             Each
          Reporting            9    Sole Dispositive Power

            Person                                        0

             With              10   Shared Dispositive Power
                                                          1,027,581

  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                       1,027,581

  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*
                                                                            [ ]
  13    Percent of Class Represented by Amount in Row (11)
                       7.56% (See Item 5)

  14    Type of Reporting Person*

                       IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and Issuer.

       The class of equity securities to which this Statement relates is the Common Stock, $.001 par value ("MIT Common Stock"), of Meridian Industrial Trust, Inc., a Maryland corporation (the "Company"). The address of the principal executive offices of the Company is 455 Market Street, 17th Floor, San Francisco, California 94105.

Item 2.       Identity and Background.

       Hunt Realty Acquisitions, L.P., a Delaware limited partnership ("Acquisitions"), Hunt Acquisitions Partners, Ltd., a Texas limited partnership ("Partners"), RLH Investments, Inc., a Texas corporation ("RLH"), and Ray L. Hunt ("Hunt") are filing this Statement. Acquisitions and Partners were organized in 1995 for the purpose of acquiring for investment a significant equity interest in Meridian Point Realty Trust IV Co. ("Trust 4"), Meridian Point Realty Trust VI Co. ("Trust 6"), and Meridian Point Realty Trust VII Co. ("Trust 7"), each of which were Missouri corporations (together, the "Predecessor Trusts"). The Predecessor Trusts were merged with and into the Company on February 23, 1996 (the "Merger"), pursuant to the terms of that certain Amended and Restated Agreement and Plan of Merger dated as of November 10, 1995, by and among the Company and the Predecessor Trusts (the "Merger Agreement"). RLH was incorporated in August 1984. RLH is an investment vehicle for the personal investments of Hunt. The address of the principal place of business and principal office of each of Acquisitions, Partners, RLH, and Hunt is Fountain Place, 20th Floor, 1445 Ross at Field, Dallas, Texas 75202.

       On March 7,1997, Acquisitions dissolved in accordance with the terms of that certain Amended and Restated Agreement of Limited Partnership of Hunt Realty Acquisitions, L.P. (the "Partnership Agreement"). Upon the dissolution, 1,027,581 shares (51%) of the MIT Common Stock previously held by Acquisitions was distributed to Partners in accordance with the terms of the Partnership Agreement.

       (a)-(c), (f). Partners was the general partner of Acquisitions and held a 51% general partnership interest in Acquisitions. The general partner of Partners is RLH which holds a 1% general partner interest in Partners. Hunt owns 100% of the issued and outstanding voting securities of RLH. The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer or director, each controlling person, and each executive officer or director of such controlling person of Acquisitions, Partners, and RLH are set forth on
Schedule 1 hereto, which Schedule is incorporated herein by reference. All such persons are United States citizens.

       (d) and (e). Neither Acquisitions, Partners, RLH, Hunt, nor, to the best knowledge of Partners, RLH, or Hunt, any of the persons listed on Schedule 1 attached hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       Pursuant to the terms of the Merger Agreement, the shares of capital stock of the Predecessor Trusts held by Acquisitions were converted into shares of MIT Common Stock as follows:

       * 1,493,175 shares of common stock of Trust 4 were converted into 213,673 shares of MIT Common Stock;

       * 2,413,484 shares of preferred stock of Trust 6 were converted into 825,170 shares of MIT Common Stock; and

       * 2,913,677 shares of preferred stock of Trust 7 were converted into 976,023 shares of MIT Common Stock.

Item 4.       Purpose of Transaction.

       Acquisitions acquired 2,014,866 shares of MIT Common Stock (the "Shares") pursuant to the terms of the Merger Agreement which it held for investment purposes. Upon the dissolution of Acquisitions, 1,027,581 shares of MIT Common Stock were distributed to Partners which is holding them for investment purposes.

       Investor Rights Agreement. Pursuant to the terms of that certain Amended and Restated Investor Rights Agreement dated as of February 23, 1996, by and among the Company, Acquisitions and certain other stockholders of the Company parties thereto (the "Investor Rights Agreement"), Acquisitions had the right, at the closing of the Merger, to require the Company to appoint an individual designated by Acquisitions to serve as a director of the Company.
In addition, the Investor Rights Agreement obligate the Company to nominate an individual designated by Acquisitions for election to the Company's Board of Directors at the first annual meeting of the Company after the closing of the Merger. Acquisitions selected Mr. C.E. Cornutt, a current member of the Board of Directors of the Company, as such designee and Mr. Cornutt was elected as a director of the Company. The foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to the copy of the Investor Rights Agreement attached hereto as Exhibit 10.1 and incorporated herein by reference.

       Upon the dissolution of Acquisitions, Partners as the distributee of Acquisitions succeeded to all the rights of Acquisitions under the Investor Rights Agreement.

       Item 5.       Interest in the Securities of the Issuer.

       (a)(b) Partners holds 1,027,581 shares of MIT Common Stock. Hunt controls RLH, which is the general partner of Partners, therefore each may be deemed to own beneficially the shares which Partners beneficially owns. Accordingly, Partners, RLH, and Hunt may be deemed to share dispositive and voting power with respect to such shares.

       According to the Prospectus dated November 19, 1996 included in the Company's Registration Statement on Form S-11 that was declared effective on November 19, 1996, upon the closing of the offering described therein the Company expected to have 13,595,536 issued and outstanding shares of MIT Common Stock. On the basis of such disclosure, Partners beneficially owns 7.56% of the issued and outstanding shares of MIT Common Stock.

       (c) Except as set forth herein, neither Partners nor any person named in response to Item 2 (including those persons named in Schedule 1 attached hereto) has engaged in any transaction with respect to the MIT Common Stock during the past 60 days.

       (d)    None.

       (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

       Investor Rights Agreement. The Investor Rights Agreement (in addition to the rights described under Item 4) provided Acquisitions (and now provides Partners) and the other stockholders named therein with certain rights regarding the registration for resale under the Securities Act of 1933, as amended (the "Securities Act") of any shares of MIT Common Stock held by such entities. Under the Investor Rights Agreement, Acquisitions (and certain permitted transferees of Acquisitions, including Partners) have the right to require the Company (a) to file a "shelf" registration statement with respect to the shares of MIT Common Stock held by each party to the Investor Rights Agreement (or assignee thereof) that elects to participate in such registration, which shall be declared effective on or after February 23, 1997 and kept effective for a period of three years, (b) at any time after February 23, 1997, to file a registration statement registering the resale by such person of any shares of MIT Common Stock held by it, and (c) to permit such person to include shares of MIT Common Stock held by it in the registration statement (subject to certain limitations) filed by the Company.

       Under the Investor Rights Agreement, Acquisitions agreed not to transfer any of its Shares for a one year period beginning on February 23, 1996, subject to certain exceptions, including, (a) pursuant to its exercise of piggyback registration rights as described above, (b) upon a voluntary or involuntary dissolution or liquidation of Acquisitions, (c) to certain entities affiliated with Acquisitions, and (d) in connection with a pledge of any of the Shares to secure indebtedness of Acquisitions. This period ended on February 23, 1997 and therefor Partners is not subject to these restrictions.

       Excepted Holder Agreement. On February 23, 1996, Acquisitions and the Company entered into an Amended and Restated Excepted Holder Agreement (the "Excepted Holder Agreement"). Under the Excepted Holder Agreement, Acquisitions makes certain representations and covenants regarding its ownership of MIT Common Stock and its ownership interests in tenants of the Company that are intended to insure the Company's ability to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended. In addition, the Excepted Holder Agreement established a maximum percentage of the outstanding shares of MIT Common Stock (the "Ownership Limit") that Acquisitions or potential transferees (including Partners) of Acquisitions may own. A violation of the Ownership Limit or certain other covenants in the Excepted Holder Agreement would cause shares of MIT Common Stock then held by Acquisitions

(or its transferees) to be transferred to a trustee for the benefit of a charitable beneficiary as provided in the Second Amended and Restated Articles of Incorporation of the Company. In the event of such a transfer in trust, Acquisitions (or any applicable transferee) would have no rights or economic interest in the shares of MIT Common Stock so transferred and only would be entitled to receive certain proceeds upon the sale of such shares by the trustee.

       The summary of the Excepted Holder Agreement set forth above is qualified in its entirety by reference to the Excepted Holder Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits.

              EXHIBIT 99.1 Agreement to Report by and among Hunt Realty Acquisitions, L.P., Hunt Acquisitions Partners, Ltd., RLH Investments, Inc., and Ray L. Hunt, dated March 1, 1995 (incorporated by reference to Exhibit A to the Schedule 13D filed by the Filing Partners on March 5, 1996).

              EXHIBIT 10.1 Amended and Restated Investor Rights Agreement, by and among Hunt Realty Acquisitions, L.P. and Meridian Industrial Trust, Inc., and the other parties named therein, dated February 23, 1996 (incorporated by reference to Exhibit B to the Schedule 13D filed by the Filing Partners on March 5, 1996).

              EXHIBIT 10.2 Amended and Restated Excepted Holder Agreement by and between Hunt Realty Acquisitions, L.P. and Meridian Industrial Trust, Inc. dated February 23, 1996 (incorporated by reference to Exhibit C to the Schedule 13D filed by the Filing Partners on March 5, 1996).

                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 7, 1997               HUNT REALTY ACQUISITIONS, L.P., a Delaware
                                   limited partnership

                                   By:     Hunt Acquisitions Partners, a Texas
                                           limited partnership, its general
                                           partner

                                           By:    RLH Investments, Inc., a Texas
                                                  corporation, its general
                                                  partner


                                                  By: /s/ THOMAS E. MEURER
                                                     ---------------------------
                                                  Name: Thomas E. Meurer
                                                  Title: Vice President


Date:  March 7, 1997               HUNT ACQUISITIONS PARTNERS, LTD., a Texas
                                   limited partnership

                                   By:     RLH Investments, Inc., a Texas
                                           corporation


                                           By: /s/ THOMAS E. MEURER
                                              ----------------------------------
                                           Name: Thomas E. Meurer
                                           Title: Vice President

Date:  March 7, 1997               RLH INVESTMENTS, INC., a Texas
                                   corporation



                                           By: /s/ THOMAS E. MEURER
                                              ----------------------------------
                                           Name: Thomas E. Meurer
                                           Title: Vice President



Date:  March 7, 1997               /s/ RAY L. HUNT
                                   ---------------------------------------------
                                   Ray L. Hunt, Individually

                                 EXHIBIT INDEX


                                                                         Page
                                                                          No.
                                                                        -------
 EXHIBIT 99.1    Agreement to Report by and among Hunt Realty
                 Acquisitions, L.P., Hunt Acquisitions Partners,
                 Ltd., RLH Investments, Inc., and Ray L. Hunt, dated
                 March 1, 1995 (incorporated by reference to
                 Exhibit A to the Schedule 13D filed by the Filing
                 Partners on March 5, 1996)

 EXHIBIT 10.1 Amended and Restated Investor Rights Agreement, by and among Hunt Realty Acquisitions, L.P. and
                 Meridian Industrial Trust, Inc., and the other parties named therein, dated February 23, 1996
                 (incorporated by reference to Exhibit B to the Schedule 13D filed by the Filing Partners on March 5, 1996)

 EXHIBIT 10.2 Amended and Restated Excepted Holder Agreement by and between Hunt Realty Acquisitions, L.P. and
                 Meridian Industrial Trust, Inc. dated February 23,
                 1996 (incorporated by reference to Exhibit C to the Schedule 13D filed by the Filing Partners on March 5, 1996)

                                   SCHEDULE 1

  CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
                PERSONS OF HUNT REALTY ACQUISITIONS, L.P., HUNT
             ACQUISITIONS PARTNERS, L.P., AND RLH INVESTMENTS, INC.


 1.      HUNT REALTY ACQUISITIONS, L.P.


 Name and Position         Business Address      Present Occupation
 -----------------         ----------------      ------------------

 Hunt Acquisitions         1445 Ross at          General Partner of Hunt Realty
 Partners, L.P.            Field, 17th Floor     Acquisitions, L.P.
                           Dallas, Texas
                           75202


 2.      HUNT ACQUISITIONS PARTNERS, L.P.


 Name and Position         Business Address      Present Occupation
 -----------------         ----------------      ------------------

 RLH Investments, Ltd.     1445 Ross at          General Partner of Hunt
                           Field, 17th Floor     Acquisitions Partners, Ltd.
                           Dallas, Texas
                           75202


 3.      RLH INVESTMENTS, INC.



 Name and Position         Business Address      Present Occupation
 -----------------         ----------------      ------------------

 Ray L. Hunt               1445 Ross at          President and Chief Executive
 Director, President       Field, 17th Floor     Officer of Hunt Consolidated,
                           Dallas, Texas         Inc. ("HCI"), a Delaware
                           75202                 corporation and the parent
                                                 company for several operating
                                                 businesses

 Richard A. Massman        1445 Ross at          Senior Vice President and
 Director, Vice            Field, 17th Floor     General Counsel of HCI
 President and Secretary   Dallas, Texas
                           75202

 Thomas E. Meurer          1445 Ross at          Senior Vice President and
 Director, Vice            Field, 17th Floor     President of AgHoc, Inc., a
 President                 Dallas, Texas         Delaware corporation that is
                           75202                 the agribusiness subsidiary of
                                                 HCI

 Elizabeth A. Lund         1445 Ross at          Vice President and Treasurer
 Vice President and        Field, 17th Floor     of RLH Investments, Inc.
 Treasurer                 Dallas, Texas
                           75202